Mail Stop 4561

      October 5, 2005


VIA U.S. MAIL AND FAX 1-212-363-4231

Mr. Sean Deson
Chief Financial Officer
Activeworlds Corp.
40 Wall Street Floor 58
New York, NY 10005


RE: Activeworlds Corp.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarters ended March 31, 2005 and June 30,
2005
File no. 001-15819

Dear Mr. Deson:

      We have reviewed your response letter dated August 5, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-QSB

Note 5 - Related Party Transactions - Warrants, page 5

1. We reviewed your response to comment 2 and the expanded disclosures included in the subsequently filed Form 10-QSBs as they relate to the valuation of warrants issued in exchange for consulting services. Based on your disclosure, it appears you used intrinsic value rather than fair value to determine the amount of expense to recognize. Please advise us or revise accordingly to account for the
December 2004 warrants using fair value.


*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me, at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



??

??

??

??

Activeworlds Corp.
October 5, 2005
Page 2